UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

On June 24, 2024, Aeterna Zentaris Inc. (“Aeterna”, “we”, “our” or the “Company”) filed with the Canadian Securities Regulatory Authorities on SEDAR+ its Management Information Circular in connection with its Annual General and Special Meeting of Shareholders to be held on July 16, 2024 (the “Annual Meeting”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. On the same date, Aeterna also filed on SEDAR+ the notice of the Annual Meeting, the form of proxy for the Annual Meeting, and a certificate of abridgment with relation to the Annual Meeting, copies of which are attached hereto as Exhibit 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into Aeterna’s Registration Statements on Forms S-8 (No. 333-224737, No. 333-210561, No. 333-200834 and No. 333-279844) and Form F-3 (No. 333-254680) (collectively, the “Registration Statements”) and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information contained on any websites referenced in Exhibit 99.1 included with this Report on Form 6-K is not incorporated by reference or deemed to be a part of this Report on Form 6-K or any of the Registration Statements.

Forward-Looking Statements

The information in this Report on Form 6-K and the exhibit attached hereto and incorporated herein by reference include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Forward-looking statements include, but are not limited to, those relating to Aeterna’s expectations regarding the anticipated benefits and synergies as well as the assets, cost structure, financial position, cash flows and growth prospects of the combined company.

Risks and factors that could cause actual results or outcomes to differ materially from expectations include, among others, the following:

●	Aeterna’s ability to raise capital and obtain financing to continue its currently planned operations;
●	Aeterna’s ability to maintain compliance with the continued listing requirements of the NASDAQ and to maintain the listing of its common shares on the NASDAQ;
●	Aeterna’s ability to continue as a going concern, which is dependent, in part, on its ability to transfer cash from Aeterna Zentaris GmbH to Aeterna and its U.S. subsidiary and to secure additional financing;

●	Aeterna’s now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including its heavy reliance on the success of the license and assignment agreement with Novo Nordisk A/S;
●	Aeterna’s ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect;
●	Aeterna’s reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin);
●	potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of Aeterna’s product candidates, or resulting in significant litigation or arbitration;
●	uncertainties related to the regulatory process;
●	unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus;
●	Aeterna’s ability to efficiently commercialize or out-license Macrilen™ (macimorelin);
●	Aeterna’s reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin);
●	the degree of market acceptance of Macrilen™ (macimorelin);
●	Aeterna’s ability to obtain necessary approvals from the relevant regulatory authorities to enable it to use the desired brand names for its product;
●	Aeterna’s ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin);
●	any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits;
●	Aeterna’s ability to protect its intellectual property; and
●	the potential of liability arising from shareholder lawsuits and general changes in economic conditions.

Additional risk factors that could cause actual results to differ materially include those risks identified in Item 3. “Key Information – Risk Factors” contained in Aeterna’s most recent Annual Report on Form 20-F filed with the SEC and its other filings and submissions from time to time, including those containing its quarterly and annual results, with the SEC, which are available on Aeterna’s website located at www.aeterna.com.

Many of these risks and factors are beyond Aeterna’s control. Aeterna cautions you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Aeterna and/or Ceapro, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, Aeterna will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

DOCUMENTS INDEX

Exhibit	Description
99.1	2024 Management Information Circular
99.2	Notice of Annual General and Special Meeting of Shareholders
99.3	Form of Proxy
99.4	Certificate of Abridgment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: June 25, 2024	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer